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Exhibit 99.1

PRESS RELEASE

HYDROGENICS REPORTS FOURTH QUARTER
AND FULL YEAR 2004 RESULTS

Rapid Integration of Stuart Energy On-Track

MISSISSAUGA, ONTARIO, March 2, 2005 — HYDROGENICS CORPORATION (NASDAQ: HYGS and TSX: HYG), a leading global developer of hydrogen and fuel cell products, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2004 and highlights of its recent corporate activity. All amounts are reported in U.S. dollars. Conference call details are provided below.

        "While 2004 proved to be a challenging year, we begin 2005 poised for significantly improved financial performance," stated Pierre Rivard, President and CEO of Hydrogenics. "To improve the performance of our test system business, we implemented changes in management and staffing levels, product design and business processes. We believe the acquisition of Stuart Energy reduces our risk profile, significantly expands our product offering, strengthens our global presence, and accelerates our pathway to profitability."

        "The acquisition of Stuart Energy represents a key milestone in the execution of our strategic plan. With the consolidation and rationalization of our facilities, workforce and R&D programs, we are on track to substantially complete the integration of Stuart Energy by the end of the first quarter. This positions us to realize considerable cost savings. In terms of future revenue, the positive impact of the acquisition on our order backlog and sales pipeline has been substantial and immediate. We currently have a sales order backlog of approximately $28 million the largest in our corporate history."

        Hydrogenics' fourth quarter revenues were $5.5 million, compared with $5.9 million for the fourth quarter 2003. Net loss for the fourth quarter 2004 was $10.3 million, or $0.16 per share, compared with a net loss of $7.3 million, or $0.14 per share, for the fourth quarter 2003. Net loss for the fourth quarter includes $5.8 million in non-cash amortization and impairment of intangibles, compared with $3.2 million in the comparable period in 2003.

        Hydrogenics' full year revenues for 2004 were $16.7 million, compared with $26.7 million for 2003. Net loss for 2004 was $33.5 million, or $0.53 per share, compared with a net loss of $22.1 million, or $0.42 per share, for 2003. Net loss for 2004 includes $12.2 million in non-cash amortization and impairment of intangibles, compared with $12.9 million in 2003. The appreciation in the Canadian dollar from 2003 to 2004 negatively impacted fourth quarter and full year operating costs by approximately $0.6 million and $2.2 million, respectively.

        Gross profit for the fourth quarter was $1.4 million or 25% of revenues, compared with $1.9 million or 32% of revenues for the comparable period in 2003. Gross profit for the full year was $4.3 million or 26% of revenues, compared with $8.6 million or 32% of revenues for 2003. For 2004, lower sales volume, competitive pricing pressures and the write-off of $0.3 million of test equipment raw materials caused by design changes contributed to the decline in gross margins as a percentage of revenues. Research and development grants were $1.0 million for the fourth quarter of 2004, compared with $0.1 million for the comparable period in 2003. Research and development grants were $4.7 million for the full year 2004, compared with $2.2 million for 2003.

        The decrease in revenues in the fourth quarter and the full year was primarily attributable to a decrease in test equipment revenues. Product technology related issues and a "soft" market for test equipment negatively impacted revenues in 2004. The product technology issues have been resolved. Although a modest recovery in test equipment is anticipated in 2005, the softness in the test equipment business has precipitated a revised and curtailed outlook for this segment of the Company's business. This has resulted in an impairment charge of $3.7 million related to the intangible assets established at the time of the acquisition of Greenlight.

        Net cash used in operating activities for the fourth quarter ended December 31, 2004 was $3.1 million, compared with $2.9 million for the comparable period of 2003. Combined cash and short-term investments at December 31, 2004 were $89.1 million, compared with $93.4 million at September 30, 2004, and $46.7 million at December 31, 2003.

        Commercial Sustainability — During the fourth quarter, the Company announced its offer to acquire Stuart Energy. Key drivers in making this offer included the opportunity to expand and diversify the Company's product portfolio as well as accelerate its pathway to commercial sustainability. The acquisition offers significant cost synergies while strengthening the combined balance sheet. The Company expects to realize annualized costs savings of approximately $8 million from its synergies program through reductions in workforce, the rationalization of facilities, and the streamlining of corporate overhead and public company costs.

        Hydrogenics' confirmed order backlog, including those of the recently acquired Stuart Energy, currently stands at approximately $28 million, including:

  •
  Power and Generation Products, including hydrogen generation, representing approximately 86% of the total backlog; and

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  Test equipment and services representing approximately 14% of the total backlog.

        Strategic Alliances — Hydrogenics made continued progress in 2004 in forging strategic alliances that are expected to have a meaningful impact on the Company's long-term growth strategy.

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  General Motors (GM) is now a 13% shareholder of Hydrogenics as a result of the acquisition of Stuart Energy. As part of a project sponsored by the Canadian government, Hydrogenics and General Motors of Canada launched a trial-test of two fuel cell powered forklifts supported by an on-site hydrogen refueler at GM Canada's car assembly plant in Oshawa, Ontario. This trial is generating valuable field data that will further the economic model validation of this significant near-term market.

  •
  The Company announced a Master Services Agreement with ChevronTexaco under which it secured multiple contracts for the development, integration and deployment of hydrogen refueling systems.

  •
  The Company announced a five-year Collaboration Agreement with Deere & Company, building on the accomplishments of previous joint efforts with this important OEM customer.

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  The Company secured an order in the fourth quarter for 25 HyPM power modules with a world-leading provider of backup power solutions, to support their development of products that offer more power and longer duration for premium backup and UPS applications such as computer, data and network server rooms. Subsequent to securing this order, the Company signed a Collaboration Agreement with this customer.

        These strategic alliances are complemented by additional alliances brought to the Company through the recent acquisition of Stuart Energy, including alliances with Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Ford, Linde, Shell Hydrogen and Toyota.

        Commercial Power Products — Hydrogenics' HyPM power module products have been a key focus of the Company's product development efforts, with particular focus on durability improvements, cost reductions and product optimization for select target markets. In the area of durability milestones, the Company's HyPM 10 kW power module achieved over 5,000 hours of operation and over 6,000 stop-start cycles on a singular unit. This performance provides a level of confidence that fuel cells are ready to challenge incumbent technologies in an increasing number of markets. Hydrogenics market development efforts currently target the HyPM power module for use in: (i) off-road and light mobility applications; (ii) premium back-up power and UPS applications; and (iii) vehicular auxiliary power units (APUs). One near-term area of focus is the lead-acid battery replacement market for vehicular and stationary applications.

        In 2004, the Company's power product offerings also achieved significant performance improvements using ultra-capacitors in a hybrid configuration with fuel cells. The benefits of a hybrid configuration in certain applications include lower cost, improved system dynamics, reduced footprint, improved efficiency, extended range and increased application versatility.

        Initially, the Company focused on the development of proton exchange membrane (PEM) electrolysis hydrogen refueling systems, targeted as a companion product to single vehicle and small fleet applications. Parallel efforts have been ongoing in working with key reformer partners to engineer turnkey hydrogen refueling systems, including balance-of-plant design and assembly, commissioning and code compliance. Stuart Energy's alkaline electrolysis products now complement Hydrogenics' base of hydrogen generation products and services, resulting in a comprehensive product offering across the full range of energy and industrial hydrogen markets.

        Global Reach — During 2004, Hydrogenics diversified its business in Europe and Asia and reported success in introducing power modules and hydrogen generation products in these regions. With the acquisition of Stuart Energy, Hydrogenics gained considerable global presence from that company's 55 years in the hydrogen business, delivering over 1,100 on-site generation facilities in approximately 100 countries. Stuart Energy's strong global sales and support infrastructure, including its agency and representatives network, provides Hydrogenics with expanded market presence and distribution channels. The Stuart Energy acquisition also brings a significant European footprint, adding approximately 60 employees centrally located in Europe.

Subsequent Event — Stuart Energy Acquisition and Integration

        On November 10, 2004, the Company announced that it had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, the Company announced that it had successfully acquired approximately 86% of the issued and outstanding shares of Stuart Energy. On January 20, 2005, the Company announced that, after extending its offer, it had acquired approximately 93% of the issued and outstanding Stuart Energy shares. The Company then exercised its statutory rights under the Canada Business Corporations Act to compulsorily acquire the remaining Stuart Energy shares that had not been deposited to the offer. Following this compulsory acquisition, Hydrogenics de-listed the Stuart Energy common shares from the Toronto Stock Exchange, effective February 18, 2005.

        On January 21, 2005, the Company announced that it had implemented the initial phase of its integration of Stuart Energy, including an immediate reduction of 15% of its combined workforce and a rationalization of facilities. The workforce reduction primarily affected employees from both Mississauga operations.

        For accounting purposes, this transaction has been disclosed as a subsequent event in our December 31, 2004 financial statements. The transaction will be accounted for as a purchase transaction in the first quarter of 2005, and the Company will consolidate the operations of Stuart Energy from January 6, 2005, the date of acquisition.

OUTLOOK

        "With the recent changes implemented in our test business, coupled with the successful acquisition of Stuart Energy, we are confident that Hydrogenics is well positioned for improved financial performance in 2005," stated Mr. Rivard. "Our customers and partners have widely supported the Stuart Energy acquisition and we have initial enquiries for bundled solutions incorporating products from both groups. Our current sales order backlog of approximately $28 million positions us well for 2005. We also expect to realize annualized cost savings of approximately $8 million through reductions in workforce, the consolidation of facilities, and streamlining of corporate overhead and public company costs. While we have placed an immediate priority on the successful integration of Stuart Energy, we remain focused on our fundamental strategy-profitable revenue growth, and the disciplined management of our business, including delivering on our customer and partner promises."

CONFERENCE CALL DETAILS

        The Company will hold a conference call with senior management to discuss the financial results in detail at 10:30 a.m. Eastern Time / 7:30 a.m. Pacific Time on March 2, 2005. To access the conference call participants should dial (719) 457-2630. A live webcast of the conference call will be available on the Company's Web site at www.hydrogenics.com. Please visit the Web site at least 15 minutes early to register for the teleconference webcast and download any necessary software. A replay of the webcast will also be available following the conference call on the Hydrogenics corporate Web site.

ABOUT HYDROGENICS

        Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Company Contact

Hydrogenics, Mississauga, Ontario
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

Media Contact
Melody Gaukel
Ketchum
Ph: 416-544-4906
Email: melody.gaukel@ketchum.com

HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and December 31, 2003
(thousands of U.S. dollars)

	December 31, 2004	December 31, 2003
	$	$
	(unaudited)
Assets
Current assets
Cash	3,209	1,964
Short-term investments	85,853	44,744
Accounts receivable	5,223	7,784
Grants receivable	2,437	506
Inventories	4,324	4,603
Prepaid expenses	1,400	823

	102,446	60,424
Deposits	108	106
Deferred charges	1,030	795
Property, plant and equipment	5,286	5,552
Future tax assets	—	3,258
Intangible assets	3,878	16,084
Goodwill	5,113	5,219

	117,861	91,438

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,421	6,168
Unearned revenue	1,537	213
Income taxes payable	214	212

	8,172	6,593
Long-term debt	302	619
Deferred research and development grants	174	—
Future tax liabilities	—	3,258

	8,648	10,470

Shareholders Equity
Share capital and other equity	194,159	132,375
Deficit	(80,900)	(47,361)
Foreign currency translation adjustment	(4,046)	(4,046)

	109,213	80,968

	117,861	91,438

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three months and year ended December 31, 2004 and 2003
(thousands of U.S. dollars, except share and per share amounts)

	Three Months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)
Revenues	5,494	5,882	16,656	26,660
Cost of revenues	4,129	4,004	12,396	18,042

	1,365	1,878	4,260	8,618

Operating expenses
Selling, general and administrative	2,874	3,524	12,992	12,361
Stock-based compensation expense	269	291	1,313	684
Research and development	3,386	2,604	13,781	9,245
Research and development grants	(971)	(83)	(4,712)	(2,207)
Depreciation of property, plant and equipment	711	557	2,517	2,247
Amortization of intangible assets	2,128	3,233	8,510	12,933
Impairment of intangible assets	3,693	—	3,693	—
Integration costs (recovery)	(77)	183	(77)	1,243

	12,013	10,309	38,017	36,506

Loss from operations	(10,648)	(8,431)	(33,757)	(27,888)

Other income (expenses)
Provincial capital tax	(128)	87	(260)	(53)
Interest, net	274	159	895	657
Foreign currency gains (losses)	131	995	(333)	5,383

	277	1,241	302	5,987

Loss before income taxes	(10,371)	(7,190)	(33,455)	(21,901)
Current income tax expense (recovery)	(33)	70	84	190

Net loss for the period	(10,338)	(7,260)	(33,539)	(22,091)
Deficit — Beginning of period	(70,562)	(40,101)	(47,361)	(25,270)

Deficit — End of period	(80,900)	(47,361)	(80,900)	(47,361)

Net loss per share
Basic and diluted	(0.16)	(0.14)	(0.53)	(0.42)
Shares used in calculating basic and diluted net loss per share	64,618,699	53,098,929	63,542,811	52,993,167

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months and year ended December 31, 2004 and 2003
(thousands of U.S. dollars)

	Three Months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)
Operating activities
Net loss for the period	(10,338)	(7,260)	(33,539)	(22,091)
Items not affecting cash
Depreciation of property, plant and equipment	711	557	2,517	2,247
Amortization of intangible assets	2,128	3,233	8,510	12,933
Impairment of intangible assets	3,693	—	3,693	—
Unrealized foreign exchange (gains) losses	(95)	(320)	(238)	(830)
Imputed interest on long-term debt	15	21	58	99
Non-cash consulting fees	18	14	70	59
Stock-based compensation	269	291	1,313	684
Net change in non-cash working capital	509	548	2,058	(574)

	(3,090)	(2,916)	(15,558)	(7,473)

Investing activities
Decrease (increase) in short-term investments	5,580	4,273	(41,109)	14,822
Purchase of property, plant and equipment	(154)	(875)	(2,292)	(2,118)
Business acquisition costs	(1,030)	—	(1,030)	—
Business acquisitions, net of cash acquired	—	—	106	(3,301)

	4,396	3,398	(44,325)	9,403

Financing activities
Repayment of long-term debt	(67)	(52)	(242)	(238)
Decrease (increase) in deferred charges	—	(795)	795	(795)
Deferred research and development grants	26	—	174	—
Common shares issued, net of issuance costs paid	26	18	60,401	122

	(15)	(829)	61,128	(911)

Increase (Decrease) in cash during the period	1,291	(347)	1,245	1,019
Effect of exchange rate changes on cash	—	2	—	(49)
Cash — Beginning of period	1,918	2,309	1,964	994

Cash — End of period	3,209	1,964	3,209	1,964

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Exhibit 99.1
HYDROGENICS CORPORATION CONSOLIDATED BALANCE SHEETS As at December 31, 2004 and December 31, 2003 (thousands of U.S. dollars)
HYDROGENICS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT For the three months and year ended December 31, 2004 and 2003 (thousands of U.S. dollars, except share and per share amounts)
HYDROGENICS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS For the three months and year ended December 31, 2004 and 2003 (thousands of U.S. dollars)